Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2007

Mr. David L. Greenwood
Executive Vice President
Chief Financial Officer
Geron Corporation
230 Constitution Drive
Menlo Park, CA 94025

Re: Geron Corporation
**   Form 10-K for the Fiscal Year Ended December 31, 2006**
**   Form 10-Q for the Quarterly Period Ended March 31, 2007**
**   File No. 000-20859**

Dear Mr. Greenwood:

We have reviewed your August 21, 2007 response to our August 16, 2007 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Consolidated Financial Statements and Supplementary Data, page 47

Notes to Consolidated Financial Statements, page 53

4. Joint Ventures and Related Party Transactions, page 64

TA Therapeutics Ltd., page 64

1.   Please refer to your response to our prior comment number one. Provide to us, using disclosure-type format, proposed revisions to your disclosure clarifying why the Company concluded that the payments are discretionary. Specifically include

Mr. David L. Greenwood
Geron Corporation
August 28, 2007
Page 2

the facts provided in your response letter and confirm that you will include the proposed disclosure in your future Exchange Act filings beginning with your September 30, 2007 Form 10-Q.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant